State of New York
Department of State } ss:

I hereby certify, that the Certificate of Incorporation of YUNGASI, INC.
was filed on 09/28/2016, with perpetual duration, and that a diligent
examination has been made of the Corporate index for documents filed with
this Department for a certificate, order, or record of a dissolution, and
upon such examination, no such certificate, order or record has been
found, and that so far as indicated by the records of this Department,
such corporation is an existing corporation.



***

*WITNESS my hand and the official seal
of the Department of State at the City of
Albany, this 02nd day of February two
thousand and eighteen.*

Brendan W. Fitzgerald
Executive Deputy Secretary of State

201802050249 88



REGISTRATION STATEMENT

YUNGASI, INC.

Yungasi, Inc. is an NY based import/exporting company, we determine which market is in need of certain products and services, We export in response to these demands, on a local and international level for such products all while taking a proactive approach. Our approach requires extensive research on market trends, and conditions to find the best way to engage the market(s). Yungasi, Inc. provides a compelling and efficient way for maximizing profits through our researching practices.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our stock may be limited by the terms of any future debt or preferred securities.

COMMON STOCK

The Company seeks funding in connections with the offering of 50,000 shares of common stock to expand globally, the use of proceeds will go towards patent(s) for our research practices, and other liabilities our current company faces at the moment. We are also seeking to expand our firm and hire 50-100 new personnel by the end of each quarter. We have been approach by multiple companies and trying to enter other fields of business by establishing subsidiaries to create more jobs all whilst making our brand more prominent.

FINANCIAL STATEMENTS

The company is seeks to liquidate some of its assets in the near future from latter legal proceedings to cover/prevent any future losses.

COMPANY'S MANAGEMENT

Afame W. Onwuka
CEO/President
Has experience in the field of Management working in the food Industry for practically his whole career he has tend to pick of a few tricks of the trade especially in agriculture, from climate factors to seeds and distribution. Also locations where product can be found cheaper for higher quality/yield.

Nneka P. Onwuka
Director
Nneka is a teacher at a local elementary school here in NYC, and has a masters in education. We are looking to establish 5+ Kumon and/or other local learning centers here in NYC.

Ugo A. Onwuka
Director
Ugo is a Business partner and also is in the trading and creating field, he operates a local business that specializes in the arts, such as architecture, design, film, clothing etc. We are looking to open multiple shops here in NY and globally in expansion of our firm in this particular sector.

Odirachuwnma E. Onwyka
Director
Odira (for short) is our managing director, he has a BA in business. He is an up-incoming actor, and will be in the fore front of advertising and sales.

AFAME W. ONWUKA
CEO/PRESIDENT
X Afame Onwuka

8/3/18

PRADIPCHANDRA RASIKLAL SHAH
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SH6261185
Qualified in Richmond County
Commission Expires May 7, 2020